RICHMONT MINES INC. REPORT TO THE SHAREHOLDERS 1 Three-Month Period Ended March 31, 2005

For more information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec	Tel.: (514) 397-1410
Canada H3B 2C6	Fax: (514) 397-8620

info@richmont-mines.com	Listings: Toronto, AMEX

Ticker Symbol: RIC

MANAGEMENT'S DISCUSSION AND ANALYSIS
(All dollar figures are in Canadian dollars, unless otherwise stated.)

MONTREAL, April 29, 2005 - The management of Richmont Mines Inc. ("Richmont Mines" or "the Company") seeks, in this report, to outline the Company's highlights for the three-month period ended March 31, 2005. Equipped with adequate systems of internal accounting and administrative controls, management is able to provide reasonable assurance that the financial information presented in this report is relevant and reliable. The financial information presented here has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), and the currency employed, except where otherwise indicated, is the Canadian dollar. This report should be read in conjunction with Richmont Mines' 2004 annual report, the non-audited quarterly financial statements and the accompanying notes. The data on production are given according to the metric system, which is the method most commonly used in Canada. More information on Richmont Mines may be obtained from the Web sites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com).

Company Profile

Richmont Mines is a mining company registered on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX) under the symbol RIC. A producer of gold for almost 15 years, Richmont Mines focuses its activities on the development and operation of underground gold mines and on exploration in the Canadian provinces of Quebec, Ontario and Newfoundland. As at March 31, 2005, Richmont Mines owns one mine in operation, two advanced exploration projects, two gold mills and several exploration properties. A map showing the locations of these properties is presented in the brochure entitled "2004 Review - 2005 Outlook" and also at the Web site www.richmont-mines.com.

Overall performance

For the three-month period ended March 31, 2005, Richmont Mines posted net earnings of $100,547, or $0.01 per share, compared with a net loss of $1,122,160, or $0.07 per share, for the same period last year. Cash flow from operations before net change in non-cash working capital items and payment of asset retirement obligations was $1,073,056 for the first quarter of 2005, compared with $397,713 for the same quarter in 2004.

Summary of operating results for the first quarter of 2005

Beaufor Mine

For the first quarter of 2005, 65,916 tonnes of ore at an average recovered grade of 6.41 g/t were processed producing 13,589 ounces of gold compared to 53,240 tonnes of ore at an average recovered grade of 5.74 g/t processed for 9,817 ounces of gold produced in 2004. For the first quarter 2005, the total sales of the Beaufor Mine reached 12,133 ounces compared to 6,962 ounces for the same period in 2004. The rise in grades contributed to the reduction of the production cash cost. However, the rise in the Canadian dollar, which moved from an average of $0.77 in the first quarter of 2004 to $0.81 in the same period in 2005, lessened the impact of these savings. The production cash cost decreased at US$329 ($405) for the first quarter of 2005 from US$333 ($434) for the same period last year.

During the first quarter of 2005, the amount of $563,807 was invested in the Beaufor Mine, compared with $152,770 in the first quarter of 2004. Of this amount, $441,970 was invested in development for the driving of 515 metres of drifts, sublevels and raises. Richmont Mines also bought equipment in the amount of $121,837.

In 2005, Richmont Mines expects to extract 255,000 tonnes of ore from the Beaufor Mine at an average grade of 6.58 g/t, for an estimated total production of 54,000 ounces of gold.

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APRIL 29, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated.)

Camflo Mill

In addition to the ore processed for the Beaufor Mine, 18,480 tonnes of ore were processed under custom-milling contracts in the first quarter of 2005, compared with 20,630 tonnes during the same period last year.

In 2005, Richmont Mines expects to perform custom milling on approximately 50,000 tonnes of ore, thus leaving the mill free to process ore coming from the East Amphi property, if a favourable decision to put this deposit into commercial production is made.

East Amphi

During the first quarter of 2005, Richmont Mines continued its advanced exploration work on the East Amphi property for an investment of $3,281,061. The main ramp was extended by 183 linear metres and reached a vertical depth of 200 metres. Moreover, the drivring of 730 metres of drifts and crosscuts was completed. A total of 6,418 metres of exploration drilling was achieved during the quarter. A drilling program of approximately 5,410 metres has begun in order to verify the extension of the zones at depth between the levels 200 and 450 (corresponding to 200 and 450 vertical metres) on a lateral distance of 275 metres. The information obtained during this exploration program will be integrated to an update of the deposit's reserves and resources and will allow Richmont Mines to make a decision on advancing the deposit into commercial production. This decision is expected for the end of the second quarter of 2005. If a favourable decision is made, the production could begin during the fourth quarter of this year and the annual investment for this property would be $10 million.

Island Gold

During the first quarter, Richmont Mines launched its major exploration program, estimated at $8 million for 2005. The amount of $1,794,945 was invested in the extension of the ramp by 181 metres and in 218 metres of driving for the ventilation drift, which work will be completed during the second quarter of 2005. Richmont Mines also intends to continue the extension of the ramp and to start drilling on the Island Zone. Richmont Mines expects to complete approximately 14,000 metres of drilling on this property during the year.

Richmont Mines has the right to acquire from Patricia Mining Corp. a 55% interest in the Island Gold project by advancing the project into production or by investing up to $10 million. Assuming that the Company will obtain positive results following the work planned, this deposit may go into production by the end of the second quarter of 2006.

Valentine Lake

During the first quarter of 2005, Richmont Mines planned an exploration program for the Valentine Lake property that totals 2,250 metres of drilling. Work will begin in the second quarter, and the primary objectives will be to establish the geometry, the lateral and depth extension of the Main and Northeast zones.

This exploration program is a continuation of the one completed in 2004, which totalled more than $1 million and yielded results indicating inferred resources of 1.3 million tonnes of ore at an average grade of 8.51 g/t, or 359,500 ounces of gold. The Company has the option to acquire from Mountain Lake Resources a 70% interest in the project by investing an additional amount of $1.5 million before October 31, 2007.

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APRIL 29, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated.)

Operating results

Revenues

For the first quarter of 2005, revenues reached $7,364,652, compared with $7,194,587 in 2004.

Precious metals - For the first quarter of 2005, 12,440 ounces of gold produced at an average cash cost of US$321 were sold at an average price of US$428 ($526) and generated revenues of $6,541,133. These sales include 12,133 ounces from the Beaufor Mines and 307 ounces of post production from the Hammerdown Mine which closed in May 2004 as a result of the depletion of its ore reserves. During the first quarter of 2004, 12,183 ounces of gold produced at an average cash cost of US$329 were sold at an average price of US$416 ($542) and generated revenues of $6,608,467.

Other revenues - For the first quarter of 2005, other revenues totalled $823,519, compared with $586,120 for the same period in 2004. This increase is mainly attributable to revenues generated by activities related to custom milling at the Camflo Mill, which are listed under this heading.

Expenses

Operating cost - Operating expenses totalled $4,840,757 during the first quarter of 2005, whereas they were $5,114,812 for the same period in the previous year. This cost reduction is attributable primarily to the reduction in the average cash cost of production, which moved from $428 (US$329) in the first quarter of 2004 to $395 (US$321) in the first quarter of 2005. However, owing to the strength of the Canadian dollar relative to its American counterpart (the Canadian dollar was worth $0.77 in the first quarter of 2004 as compared with $0.81 for the same period in 2005), the variation between the average cash costs in American dollars is smaller.

For the first quarter of 2005, although revenues were generated by post production activities, no activity was performed at the Hammerdown Mine, whereas 15,049 tonnes of ore at an average recovered grade of 10.79 g/t were processed in the first quarter of 2004, yielding 5,221 ounces of gold.

For the three-month period ended March 31, 2005, at the Beaufor Mine, 58,845 tonnes of ore at an average recovered grade of 6.41 g/t were processed for total sales of 12,133 ounces of gold, compared with the 38,476 tonnes of ore at an average recovered grade of 5.63 g/t that were processed 2004, yielding 6,962 ounces of gold.

Royalties - Royalties paid during the first quarter of 2005 totalled $75,830, compared with $101,319 for the same period in 2004. This difference is attributable primarily to the fact that the Hammerdown Mine ceased production in May 2004 and that royalties in 2005 were paid only by Richmont Mines for its portion of ounces sold that came from the Beaufor Mine.

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APRIL 29, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated.)

Custom milling - For the first quarter of 2005, Richmont Mines performed custom milling on 18,480 tonnes of ore. These activities represent expenses of $404,815 for the first quarter of 2005, whereas those expenses came to $231,085 in the same quarter of 2004. Note that the revenues from custom milling are reported in the caption "Other revenues" of the consolidated results.

Administration - For the three-month period ended March 31, 2005, administrative expenses were $695,309, compared with $1,225,276 for the same period in 2004. This decline is directly related to the reduction in the charge for stock-based compensation, which had been $526,332 higher in the first quarter of 2004.

Exploration and evaluation of projects - For the first quarter of 2005, Richmont Mines devoted the amount of $554,011 to exploration and to the evaluation of projects, compared with $840,883 for the same period in 2004. The difference can be explained largely by investments made in the Valentine Lake and Wasamac properties, which were higher in the first quarter of 2004 than in the first quarter of 2005.

At the Beaufor Mine, $200,692 were spent for exploration drilling during the quarter. During the same quarter in the previous year, Richmont Mines invested $249,047 to conduct similar work.

In the first quarter of 2005, the Company invested $168,275 in exploration on its other properties of which $137 772 was spent on the Cripple Creek Property, located in the Timmins Area, in Ontario. For the same period the previous year, $175,058 were invested. In addition, $166,815 went to the evaluation of projects, compared with $88,241 last year. During the course of the first quarter of 2004, Richmont Mines invested $162,941 at the Hammerdown Mine while any major amount was invested in 2005 because of the closure of the mine in May 2004.

Accretion expense of asset retirement obligations - This expense was $39,504 in the first quarter of 2005, compared with $43,221 for the same quarter in 2004. The production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment. The Company has reported the futur costs and the asset retirement obligations for the mining sites on the basis of management's estimate which may be subject to changes if the laws and regulations are changed or if new eventualities arise.

Depreciation and depletion - The amounts related to depreciation and depletion totalled $462,086 for the first quarter of 2005, compared with $912,734 for the same quarter in 2004. This difference is attributable to the decline in the average depreciation rate, which was $69 per ounce sold in the first quarter of 2004 and which is now $23 per ounce sold, as a result of the closure of the Hammerdown Mine, where the average depreciated amount had been $140 per ounce sold.

Mining and income taxes - For the three-month period ended March 31, 2005, mining and income taxes totalled $126,034, compared with a credit of $176,381 for the same period in 2004. This increase is attributable primarily to the earnings achieved in the first quarter of 2005, compared with the loss that the Company posted in the first quarter of last year.

Minority interest - In the consolidated results, the minority interest totalled $65,759 for the first quarter of 2005, compared with $23,798 for the first quarter of 2004. These amounts represent the share of earnings due to the minority shareholders of Louvem Mines Inc., in which Richmont Mines owns a 70% interest.

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APRIL 29, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated.)

Net earnings

For the first quarter of 2005, the Company's net earnings were $100,547, or $0.01 per share, compared with a net loss of $1,122,160, or $0.07 per share, for the first quarter of 2004. These differences are due primarily to the increase in revenues and the reduction in expenses during the first quarter of 2005, compared with the same quarter in 2004.

Assets

The total assets of Richmont Mines increased from $56,193,554 as at December 31, 2004, to $57,033,619 as at March 31, 2005. The increase in assets came primarily from fixed assets, which rose from $23,803,718 as at December 31, 2004, to $29,070,979 as at March 31, 2005. This increase is attributable to investments in fixed assets made for the East Amphi and Island Gold properties which are in development and totalled $3,281,061 and $1,794,945, respectively. These investments contributed to the decline in cash and cash equivalents, which were $25,269,901 as at December 31, 2004, compared with $19,312,286 as at March 31, 2005.

Future mining and income taxes

Future tax liabilities rose from $1,490,336 as at December 31, 2004, to $2,124,581 as at March 31, 2005. This difference is attributable primarily to the reduction in tax balance, as the fiscal depreciation was higher than the accounting.

Shareholders' equity

Shareholders' equity totalled $45,026,803 as at March 31, 2005, compared with $45,411,525 as at December 31, 2004. The decline is largely attributable to fees of $309,735 related to the issue of flow-through shares in December 2004.

As at March 31, 2005, Richmont Mines had only 16,108,153 shares outstanding and 1,937,500 options under its stock-option purchase plan.

Cash flow from operations

Cash flow from operations before net change in non-cash working capital items and payments of asset retirement obligations rose from $397,713 for the first quarter of 2004 to $1,073,056 for the first quarter of 2005.

Cash flow used in investments

During the first quarter of 2005, Richmont Mines devoted investments in the amount of $3,281,061 to the exploration of the East Amphi property, compared with $1,255,518 during the same period in 2004. The work completed in 2005 is detailed in the section "Summary of operating results for the first quarter of 2005" under the heading "East Amphi".

Following the exercise of its option to acquire 55% of the Island Gold project, Richmont Mines invested $1,794,945 in the property to launch a major $8 million exploration program for the year in progress. The work completed in the first quarter of 2005 is detailed in the section "Summary of operating results for the first quarter of 2005" under the heading "Island Gold".

In addition, the amount of $563,807 was invested in fixed assets at the Beaufor Mine, while investments of $152,770 were made in the first quarter of 2004. The work completed in 2005 is detailed in the section "Summary of operating results for the first quarter of 2005" under the heading "Beaufor Mine". Other fixed assets totalled $89,534, compared with $118,216 last year.

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APRIL 29, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated.)

Cash flow from (used in) financing activities

During the first quarter of 2005, the Company issued 10,000 shares as a result of the exercise of options, for an amount of $17,500, whereas it issued 187,000 shares during the first quarter of 2004, for total proceeds of $646,893. Through its share buyback program, Richmont Mines redeemed 71,500 common shares for a total of $329,148, compared with 38,500 common shares last year for a total of $227,200. In addition, Louvem Mines Inc., a subsidiary of Richmont Mines, redeemed 26,500 common shares under its share buyback program for an amount of $14,280, whereas it redeemed 38,300 common shares for an amount of $37,726 in the same period last year.

Cash, cash equivalents and short-term investments

Cash and cash equivalents were $19,312,286 as at March 31, 2005, compared with $25,269,901 as at December 31, 2004. Most of the funds spent served to finance investment activities, which rose to $5,822,147 in the first quarter of 2005, compared with $1,696,504 in the same quarter in 2004. Short-term investments were $902,700, compared with $809,900 as at December 31, 2004.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Readers should consult the Annual Report and the Company's Annual Information Form for more complete information on the primary risk factors to consider.

Auditors

The external auditors have not examined the present report from management and the financial statements for the three-month period ended March 31, 2005.

Commitments and contingency

In July 2001, Richmont Mines reached an agreement with the Quebec Ministry of Natural Resources entitling the Company to a total of $2.7 million in government assistance. Nevertheless, if the conditions stated below arise, the amount may become repayable in three equal payments of $900,000:

  The Beaufor Mine remains in production for the twelve months of each of the reference years, which begin on August 1 and end on July 31 in each of 2005, 2006 and 2007;

  The average price of gold for each of the reference years exceeds US$325 per ounce.

Since it was not possible to determine the amount of any such repayment as at March 31, 2005, no provision was recorded for this purpose.

In addition, the Company is subject to royalty payments on the output of the Beaufor Mine and also on certain other properties, if they enter commercial production.

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APRIL 29, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated.)

Outlook for 2005

During the coming quarter, Richmont Mines expects to maintain the current rate of production at the Beaufor Mine so as to achieve total production of 60,000 ounces of gold for the year 2005, including 6,000 ounces of gold that may come from the East Amphi project in Quebec. Always upholding the goal of becoming an intermediate gold producer within three or four years, the Company will also continue the advanced exploration activities at the Island Gold property, located in Ontario, and its exploration programs planed for its other properties.

The budget for the second quarter allocates almost $6 million to exploration, which will be invested in the East Amphi, Island Gold and Valentine Lake projects. These investments will be funded from cash on hand. As at March 31, 2005, Richmont Mines holds cash, cash equivalents and short-term investments of $20,214,986, has no long-term debt and has working capital of $20,947,313. Richmont Mines has no short-term hedging contracts on gold or on currency.

Louis Dionne
President and Chief Executive Officer

Disclosure regarding forward-looking statements
This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-Americain exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

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APRIL 29, 2005	RICHMONT MINES INC.

FINANCIAL DATA
	Three-month period ended March 31
	2005	2004

Results ($)
Revenues	7,364,652	7,194,587
Net earnings (loss)	100,547	(1,122,160)
Cash flow from operations before net change
in non-cash working capital	1,073,056	397,713

Results per share ($)
Net earnings (loss)
Basic	0.01	(0.07)
Diluted	0.01	(0.07)

Weighted average number of common shares outstanding	16,165,226	16,180,063

Average selling price of gold per ounce	US$428	US$416

	March 31, 2005	December 31, 2004

Financial position ($)
Total assets	57,033,619	56,193,554
Working capital	20,947,313	25,925,031
Long-term debt	-	-

PRODUCTION AND SALES DATA
	Three-month period ended March 31
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	2005	13,589	12,133	US$329
	2004	9,817	6,962	US$333
Hammerdown Mine	2005	-	307	US$15
	2004	5,396	5,221	US$323
Total	2005	13,589	12,440	US$321
	2004	15,213	12,183	US$329
		2004 average exchange rate: US$1 = CAN$1.30
		2005 estimated exchange rate: US$1 = CAN$1.23

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APRIL 29, 2005	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS For The Three-Month Period Ended March 31, 2005

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APRIL 29, 2005	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF EARNINGS
	(in Canadian dollars)
Three months ended March 31	2005	2004
(Unaudited)	$	$

REVENUES
Precious metals	6,541,133	6,608,467
Other revenues	823,519	586,120

	7,364,652	7,194,587

EXPENSES
Operating costs	4,840,757	5,114,812
Royalties	75,830	101,319
Custom milling	404,815	231,085
Administration (note 2)	695,309	1,225,276
Exploration and evaluation of projects (note 3)	554,011	840,883
Accretion expense of asset retirement obligations	39,504	43,221
Depreciation and depletion	462,086	912,734

	7,072,312	8,469,330

EARNINGS (LOSS) BEFORE OTHER ITEMS	292,340	(1,274,743)

MINING AND INCOME TAXES	126,034	(176,381)

	166,306	(1,098,362)

MINORITY INTEREST	65,759	23,798

NET EARNINGS (LOSS)	100,547	(1,122,160)

NET EARNINGS (LOSS) PER SHARE
Basic	0.01	(0.07)
Diluted	0.01	(0.07)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	16,165,226	16,180,063

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
	(in Canadian dollars)
Three months ended March 31	2005	2004
(Unaudited)	$	$

BALANCE, BEGINNING OF PERIOD	13,280,549	13,252,364

Net earnings (loss)	100,547	(1,122,160)

Redemption of shares	(201,163)	(159,055)

BALANCE, END OF PERIOD	13,179,933	11,971,149

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APRIL 29, 2005	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
	(in Canadian dollars)
	March 31,	December 31,
	2005	2004
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	19,312,286	25,269,901
Short-term investments (note 4)	902,700	809,900
Accounts receivable	4,003,707	3,274,976
Inventories (note 5)	1,996,998	1,345,299

	26,215,691	30,700,076

PROPERTY, PLANT AND EQUIPMENT	29,070,979	23,803,718

FUTURE MINING AND INCOME TAXES	1,746,949	1,689,760

	57,033,619	56,193,554

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,041,332	4,349,430
Mining and income taxes payable	227,046	425,615

	5,268,378	4,775,045

ASSET RETIREMENT OBLIGATIONS	3,007,371	2,967,867

MINORITY INTEREST	1,606,486	1,548,771

FUTURE MINING AND INCOME TAXES	2,124,581	1,490,336

	12,006,816	10,782,019

SHAREHOLDERS' EQUITY

Capital stock (note 6)	28,816,410	29,236,630
Contributed surplus	3,030,460	2,894,356
Retained earnings	13,179,933	13,280,549

	45,026,803	45,411,535

Commitments (note 7)
Contingency (note 8)

	57,033,619	56,193,554

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APRIL 29, 2005	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in Canadian dollars)
Three months ended March 31	2005	2004
(Unaudited)	$	$

CASH FLOW FROM (USED IN)
OPERATIONS
Net earnings (loss)	100,547	(1,122,160)
Adjustments for:
Depreciation and depletion	462,086	912,734
Stock-based compensation	136,104	662,436
Accretion expense of asset retirement obligations	39,504	43,221
Minority interest	65,759	23,798
Future mining and income taxes	269,056	(122,316)

	1,073,056	397,713

Net change in non-cash working capital items
and payment of asset retirement obligations	(880,861)	(2,164,610)

	192,195	(1,766,897)

CASH FLOW USED IN
INVESTMENTS
Short-term investments	(92,800)	-
Security deposits	-	(170,000)
Property, plant and equipment - Beaufor Mine	(563,807)	(152,770)
Property in development East Amphi	(3,281,061)	(1,255,518)
Property in development Island Gold	(1,794,945)	-
Other investments	(89,534)	(118,216)

	(5,822,147)	(1,696,504)

CASH FLOW FROM (USED IN)
FINANCING ACTIVITIES
Issue of common shares	15,765	646,893
Redemption of common shares	(329,148)	(227,200)
Redemption of shares by a subsidiary	(14,280)	(37,726)

	(327,663)	381,967

Decrease in cash and cash equivalents	(5,957,615)	(3,081,434)

Cash and cash equivalents, beginning of period	25,269,901	29,083,879

Cash and cash equivalents, end of period	19,312,286	26,002,445

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APRIL 29, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005 and 2004 (in Canadian dollars)

Richmont Mines Inc. (the « Company »), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

  Significant accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the most recent annual financial statements.

  Administration
	2005	2004
	$	$

General cost	559,205	562,840
Stock-based compensation (see Black & Scholes
evaluation model note 6 c)	136,104	662,436

	695,309	1,225,276
  Exploration and evaluation of projects
	2005	2004
	$	$

Beaufor Mine	200,692	249,047
Hammerdown	283	162,941
Valentine Lake property	37,794	236,254
Wasamac property	1,276	143,289
Other properties	168,275	175,058
Evaluation of projects	166,815	88,241

	575,135	1,054,830

Exploration tax credit	(21,124)	(213,947)

	554,011	840,883
  Short-term investments

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more than 90 days, but no longer than one year. The fair market value is $1,001,000 as at March 31, 2005 ($1,346,800 as at December 31, 2004).

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APRIL 29, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three months ended March 31, 2005 and 2004 (in Canadian dollars)

  Inventories
	March 31,	December 31,
	2005	2004
	$	$
		(Audited)

Precious metals	680,545	72,108
Ore	307,657	354,562
Supplies	1,008,796	918,629

	1,996,998	1,345,299
  Capital stock

Authorized: Unlimited number of common shares, no par value

	March 31, 2005		December 31, 2004
	Number	Amount	Number	Amount
	of shares	$	of shares	$
			(Audited)

Issued and paid: Common shares

Balance, beginning of period	16,169,653	29,236,630	16,073,653	28,346,424
Issue of shares for cash a)
Common	10,000	17,500	203,000	722,635
Accredited	-	-	110,000	770,000
Share issue costs	-	(309,735)	-	(218,339)
Redemption of shares b)	(71,500)	(127,985)	(217,000)	(384,090)

Balance, end of period	16,108,153	28,816,410	16,169,653	29,236,630

a) Issue of shares

During the three-month period ended March 31, 2005, the Company issued, through the exercise of stock options, 10,000 common shares for a cash consideration of $17,500. In 2004, the Company issued, through the exercise of stock options, 203,000 common shares and 110,000 flow-through shares from a private investment for a cash consideration of $705,650 and $770,000 respectively and has decreased the contributed surplus of an amount of $16,985, representing the fair value recorded in the books for the stock options that were exercised. Furthermore, share capital has been reduced by the future income tax expense related to the flow-through shares at the time of renouncement to the tax deductions.

The Company is committed, as per the flow-through shares agreement, to incur exploration expenses in Canada of $770,000 before December 31, 2005.

b) Redemption of shares

During the period, the Company redeemed 71,500 common shares for $329,148 in cash. In 2004, the Company redeemed 217,000 common shares for $1,088,001 in cash. Those transactions reduced retained earnings by $201,163 in 2005 and by $703,911 in 2004.

c) Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

16
APRIL 29, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three months ended March 31, 2005 and 2004 (in Canadian dollars)

  Capital stock (continued)

c) Stock Option Purchase Plan (continued)

A summary of the status, as at March 31, 2005 and as at December 31, 2004, of the Company's Stock Option Purchase Plan, and changes during the period and the year then ended, is presented below:

	March 31, 2005		December 31, 2004
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
			(Audited)

Options outstanding, beginning of period	1,842,500	4.29	1,745,500	3.84
Granted	120,000	5.00	340,000	6.28
Exercised	(10,000)	1.75	(203,000)	3.48
Cancelled or expired	(15,000)	5.00	(40,000)	5.80

Options outstanding, end of period	1,937,500	4.34	1,842,500	4.29

Exercisable options,
end of period	1,560,500	4.17	1,520,500	4.11

The following table summarizes information about the Stock Option Plan at March 31, 2005:

	Options outstanding at			Exercisable options at
	March 31, 2005			March 31, 2005
	Number of	Weighted average	Weighted	Number of	Weighted
	options	remaining	average	options	average
Exercise		contractual life	exercise price		exercise price
price		(years)	$		$

$1.65 to $2.28	352,500	1.0	1.76	347,500	1.75
$3.10 to $4.42	295,000	2.6	3.84	184,000	3.60
$4.60 to $6.60	1,290,000	3.1	5.16	1,029,000	5.10

	1,937,500	2.6	4.34	1,560,500	4.17

During the three-month peirod ended March 31, 2005, the Company allocated 120,000 stock options (290,000 in 2004) to senior executives and management. The weighted average faire value of these stock options at the allocation date, calculated using the Black & Scholes option pricing model, is $2.26 ($3.23 in 2004). The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	March 31,	March 31,
	2005	2004

Risk-free interest rate	3.0%	4.0%
Expected life	4 years	4 years
Expected volatility	55%	60%
Expected dividend yield	0.0%	0.0%

For the period ended March 31, 2005, the compensation cost recorded in expenses related to the grant of stock-based compensation for the benefit of employees is $136,104 ($662,436 in 2004). The same amounts were credited to contributed surplus for these allocations.

17
APRIL 29, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three months ended March 31, 2005 and 2004 (in Canadian dollars)

Three months ended March 31, 2005 and 2004 (in Canadian dollars)

  Capital stock (continued)

d) Other stock purchase options

	March 31, 2005		December 31, 2004
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
(Audited)

Options outstanding, end of period
and exercisable	100,000	2.00	100,000	2.00

As at March 31, 2005, the other 100,000 stock options have an exercise price of $2.00 and a weighted average remaining life of 0.1 year.

  Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on that of other properties if they are brought into commercial production.

  Contingency

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in earnings and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. This government assistance may become payable in three annual equal installments of $900,000 on July 31, 2005, 2006 and 2007, if the Beaufor mine is in operation during the last twelve months preceeding the date of the repayment and if the annual average daily price per ounce of gold on "AMFIX" at the London exchange is equal to or greater than US$325. It is not currently possible to determine the amount that may become payable and, accordingly, no amount is recorded in these financial statements.

  Comparative figures

Certain comparative figures provided for the period ended March 31, 2004 have been reclassified to conform with the presentation adopted for the period ended March 31, 2005.

18
APRIL 29, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three months ended March 31, 2005 and 2004 (in Canadian dollars)

  Segmented information

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements:

	Three months ended March 31, 2005
			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$

Revenues	7,072,514	159,030	133,108	7,364,652

Mining operation and other expenses	5,358,857	5,534	691,824	6,056,215
Exploration and evaluation of projects	215,484	144,358	194,169	554,011
Depreciation and depletion	440,636	-	21,450	462,086

Earnings (loss) before other items	1,057,537	9,138	(774,335)	292,340

Acquisition of property, plant and equipment	653,341	-	5,076,006	5,729,347

Current assets	6,652,745	-	19,562,946	26,215,691
Property, plant and equipment	5,482,451	-	23,588,528	29,070,979
Future mining and income taxes	773,409	-	973,540	1,746,949

Total assets	12,908,605	-	44,125,014	57,033,619

	Three months ended March 31, 2004
			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$

Revenues	3,906,063	2,827,333	148,825	6,882,221

Mining operation and other expenses	3,077,671	2,202,688	1,204,268	6,484,627
Exploration and evaluation of projects	317,449	390,072	52,081	759,602
Depreciation and depletion	146,071	730,983	35,680	912,734

Earnings (loss) before other items	364,872	(496,410)	(1,143,204)	(1,274,742)

Acquisition of property, plant and equipment	178,437	-	1,348,067	1,526,504

December 31, 2004 (audited)
Current assets	5,945,879	181,102	24,573,095	30,700,076
Property, plant and equipment	5,325,418	-	18,478,300	23,803,718
Future mining and income taxes	863,877	-	825,883	1,689,760

Total assets	12,135,174	181,102	43,877,278	56,193,554

19
APRIL 29, 2005	RICHMONT MINES INC.

Interim Certificates

I, Jean-Yves Laliberté, Vice President, Finance and Chief of Finance of Richmont Mines Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Richmont Mines Inc., (the issuer) for the interim period ending March 31, 2005;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with the respect to the period covered by the interim filings;

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date: April 29, 2005

Jean-Yves Laliberté (signed)
Jean-Yves Laliberté, CA
Vice President, Finance and Chief of Finance

Interim Certificates

I, Louis Dionne, President and Chief Executive Officer of Richmont Mines Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Richmont Mines Inc., (the issuer) for the interim period ending March 31, 2005;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with the respect to the period covered by the interim filings;

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date: April 29, 2005

Louis Dionne (signed)
Louis Dionne
President and Chief Executive Officer